SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No.

SW II Acquisition LLC

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof:

Name	State of Organization	Location and Nature of Business
SWII Acquisition LLC	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company

SW I Acquisition GP, L.P.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company

SW Acquisition, L.P.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company

TNP Enterprises, Inc.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company

Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility/Holding Company

First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation

TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

Texas Generating Company, LP*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited partnership

Texas Generating Company II, L.L.C.**	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited liability company

Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation

*TNMP	owns a 99% limited partnership interest. TGCII owns a 1% general partnership interest.
**Wholly	owned subsidiary of TNMP.

2. TNP Enterprises (Enterprises) is a wholly owned subsidiary of SW Acquisition, L.P. SW Acquisition, L.P. is run by SW I Acquisition GP, L.P., a single purpose limited partnership responsible for the day to day management of SW Acquisition, L.P. SW II Acquisition LLC is the general partner of SW I Acquisition GP, L.P.

The following is a brief description of the properties of claimant, of SW Acquisition, L.P.’s subsidiary Enterprises, a holding company exempt under Section 3(a)(1) of the Act, and Enterprises’ subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States. Texas Generating Company, LP (TGC) and Texas Generating Company II, LLC (TGCII) are wholly owned subsidiaries through which TNMP owned and operated its generating facilities during 2002.

The claimant owns all of the issued and outstanding common stock of its principal operating subsidiaries: Texas-New Mexico Power Company, an electric public utility corporation, and First Choice Power (FCP), a retail electric provider.

Texas-New Mexico Power Company (TNMP) provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 47,000 customers in nine municipalities and adjacent rural areas in New Mexico. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

Within Texas, TNMP is a regulated public utility that during 2002 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

•	56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

•	14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

•	Six communities in far west Texas between Midland and El Paso.

Prior to 2002, TNMP was also engaged in the generation and sale of electric energy in Texas. Effective January 1, 2002, TNMP separated its Texas utility operations in accordance with the provisions of the Texas electric utility restructuring legislation enacted in 1999. Since that date, FCP, TNMP’s affiliated retail electric provider, has assumed the activities related to the sale of electricity to retail customers in Texas, both within TNMP’s service territories and elsewhere. FCP or other retail electric providers operating in TNMP’s service territories now serve customers formerly served directly by TNMP. Texas Generating Company, LP (TGC) became the unregulated entity performing the generation activities of TNMP. TNMP continues to operate its regulated transmission and distribution business in Texas.

TGC exited the power generation business during 2002 when it sold all its generating facilities in October 2002. TGC owns no other generation facilities and has no plans to conduct any other generating activities.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

3. Certain information, for the calendar year 2002 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

(a) Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

(b) MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

(c) MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

(d) MWH purchased and related expenses.

See TNP Enterprises, Inc. U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A. A consolidating statement of income of the TNP Enterprises and its subsidiaries for the last calendar year 2002, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2002 calendar year.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2003.

SW II Acquisition, LLC

By	/s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

/s/ Kathleen A. Marion
Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed are:

Dr. William J. Catacosinos

SW II Acquisition, LLC.

2 Robbins Lane Suite 201

Jericho, NY 11753

With a copy to

Paul W. Talbot

Texas-New Mexico Power Company

4100 International Plaza

Fort Worth, TX 76109

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2002

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291.

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

December 31, 2002

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the Year Ended December 31, 2002

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES

Financial Data Schedule

For the Period Ending December 31, 2002

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2003 - File No. 69-291